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                                                               EXHIBIT (a)(16)

                         [CORPORATE EXPRESS LETTERHEAD]




NEWS RELEASE

           CORPORATE EXPRESS ANNOUNCES FINAL RESULTS OF TENDER OFFER



BROOMFIELD, COLORADO (April 17, 1998) - Corporate Express, Inc. (Nasdaq:CEXP), a leading supplier of non-production goods and services to large corporations, announced today the final results of its Dutch Auction tender offer. The Company said that it will purchase 35 million shares of its common stock from its shareholders at a price of $10.75 per share in accordance with the terms of its tender offer. Since slightly more than 35 million shares were properly tendered at or below the price of $10.75 per share, the number of shares actually purchased from each shareholder tendering within the tender offer range (other than holders of fewer than 100 shares) was prorated based on the proration method described in the Company's Offer to Purchase. The final proration factor was approximately 97.32%. The Company's anticipates that payment for purchased shares will be made on or about Wednesday, April 22, 1998.

The shares of common stock purchased in the offer represent approximately 25% of the 142 million shares of common stock outstanding immediately prior to the offer. After this share purchase, the Company will have approximately 107 million shares outstanding.

The Company currently operates in over 500 locations, including 80 distribution centers, utilizes a fleet of over 10,000 delivery vehicles and employs approximately 28,000 people in the United States, Canada, the United Kingdom, Ireland, Germany, Switzerland, France, Italy, Australia and New Zealand.


CONTACT: Rick Roth, VP Corporate Communications (303) 664-3970





To obtain a copy of the news release, call PR Newswire Company News On Call:
(800) 758-5804, Corporate Express Extension Number 103352 or visit our web sites at www.corporate-express.com


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